UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number 1-12981

Solidstate Controls, Inc.

Hourly Employees’ (CWA) Retirement Plan

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Statements of Assets Available for Benefits

(Unaudited)

	December 31,
	2013	2012
Assets:
Investments	$2,422,092	$1,990,470
Plan interest in the AMETEK, Inc. Master Trust	916,102	642,519

Total investments, at fair value	3,338,194	2,632,989

Receivables:
Employer contributions	178,316	172,575
Participant contributions	3,639	—
Notes receivable from participants	271,797	285,485

Total receivables	453,752	458,060

Assets reflecting investments at fair value	3,791,946	3,091,049

Adjustment from fair value to contract value for Common/Collective Trust	(16,029)	(26,382)

Assets available for benefits	$3,775,917	$3,064,667

See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Statements of Changes in Assets Available for Benefits

(Unaudited)

	Year Ended December 31,
	2013	2012
Additions:
Contributions:
Employer	$167,358	$172,575
Participant	107,264	90,754

	274,622	263,329

Investment income:
Net appreciation in fair value of investments	214,793	103,452
Interest and dividend income from investments	64,825	58,197
Increase in Plan interest in the AMETEK, Inc. Master Trust	262,736	166,320

	542,354	327,969

Interest income on notes receivable from participants	10,938	8,836

Total additions	827,914	600,134

Deductions:
Benefits paid to participants	(116,664)	(177,822)

Net increase	711,250	422,312

Assets available for benefits:
Beginning of year	3,064,667	2,642,355

End of year	$3,775,917	$3,064,667

See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2013

(Unaudited)

1. Description of the Plan

General

The following description of the Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK”, the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America (CWA)) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Trustee and Recordkeeper

The Vanguard Fiduciary Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative recordkeeper.

Participant Eligibility

A Solidstate Controls, Inc. CWA employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of a fiscal quarter beginning after the completion of one year of service.

Contributions

Each year, participants have an opportunity to invest up to 16% (maximum 6% before tax and maximum 10% after tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants age 50 and over have an opportunity to invest catch-up contributions up to Internal Revenue Service (“IRS”) annual limits. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. The Vanguard Target Retirement Date Trusts II are the qualified default investment alternatives until the participant changes their elections.

The Plan provides for AMETEK contributions equal to 50% of compensation contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Matching Company contributions are credited to participants’ accounts typically on an annual lump sum basis and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.

The Plan has a retirement feature for eligible participants, whereby the Company makes contributions to the Plan on behalf of such participants at a rate of $0.75 for each hour that an active participant is paid compensation from January 1, 2012 through March 1, 2013 and $0.80 for each hour that an active participant is paid compensation from March 2, 2013 through December 31, 2013. See Note 7. Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.

Forfeited Company contributions, which are insignificant in amount, are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2013

(Unaudited)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are fully vested at all times in participant contributions. Employer matching contributions and related earnings and employer retirement feature contributions and related earnings are fully vested after three years of service.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2013 were 4.25% and ranged between 4.25% and 8.25% at December 31, 2012. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. A small portion of the AMETEK Stock Fund may also be invested in short-term securities to help accommodate daily transactions.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the AMETEK Stock Fund to the extent the transfer would result in more than 25% of the participants’ total account balance being invested in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2013

(Unaudited)

1. Description of the Plan (continued)

The Plan’s interest in the assets of the Master Trust was less than one percent at both December 31, 2013 and 2012. The value of the assets held by the Master Trust was $100,895,855 and $75,250,870 at December 31, 2013 and 2012, respectively.

A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2013	2012
Net appreciation in fair value of investment	$29,539,137	$19,153,219
Interest and dividend income on investment	289,866	294,221

Total investment income	$29,829,003	$19,447,440

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a qualified joint and survivor annuity, a direct rollover or a lump-sum amount equal to his or her vested account. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. All plan withdrawals and distributions require spousal consent.

Administrative Expenses

Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements are unaudited because the number of participants in the Plan is fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2013

(Unaudited)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value less costs to sell, if significant. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK common stock is valued at the closing price reported in an active market.

During 2013, investments in Vanguard Target Retirement Date Funds were moved into a common/collective trust. The fair values of the Vanguard Target Retirement Date Trusts II are the reported net asset values of the participation units owned by the Plan at year end. See Note 4.

The Plan invests in investment contracts through a common/collective trust (Vanguard Retirement Savings Trust V). This fund is recorded at fair value, which is based on information reported by the issuer of the common/collective trust at year end. See Note 4. However, since these investment contracts are fully benefit-responsive, an adjustment is reflected in the statements of assets available for benefits to present these investments at contract value. The contract value of the Vanguard Retirement Savings Trust V represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2013

(Unaudited)

3. Investment Programs

As of December 31, 2013, a participant may direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust V
•	Vanguard Target Retirement Date Trusts II
•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund(1)
•	Vanguard LifeStrategy Funds
•	Vanguard Wellington Fund
•	Vanguard Windsor II Fund(2)
•	Vanguard PRIMECAP Fund(2)
•	Vanguard Small-Cap Index Fund(2)
•	Vanguard 500 Index Fund(2)
•	Vanguard Emerging Markets Stock Index Fund(3)
•	BlackRock Inflation Protected Bond Fund(1)
•	RidgeWorth Small Cap Value Equity Fund(2)
•	Thornburg International Value Fund(3)
•	Wells Fargo Advantage Discovery Fund(2)

(1)	Represents Fixed-Income Securities level 1 investments. See Note 4.
(2)	Represents Domestic Equities level 1 investments. See Note 4.
(3)	Represents International Equities level 1 investments. See Note 4.

Participants may change their investment options or transfer existing account balances to other investment options daily.

The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2013	2012
Vanguard Retirement Savings Trust V (stated at contract value)	$574,523	$—
Vanguard Retirement Savings Trust (stated at contract value)	—	497,776
Vanguard 500 Index Fund	290,845	198,272
Vanguard Total Bond Market Index Fund	289,216	336,646
Vanguard Wellington Fund	273,880	212,061
Vanguard LifeStrategy Growth Fund	227,804	224,999

The Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) in registered investment companies appreciated as follows:

	December 31,
	2013	2012
Common/Collective Trusts	$11,841	$—
Registered Investment Companies	202,952	103,452

Net Appreciation in Fair Value of Investments	$214,793	$103,452

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2013

(Unaudited)

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2013
	Total	Level 1	Level 2
Vanguard Prime Money Market	$4,932	$4,932	$—
Fixed Income Securities(1)	301,208	301,208	—
Vanguard LifeStrategy Funds(2)	410,793	410,793	—
Vanguard Target Retirement Date Trusts II(3)	128,434	—	128,434
Vanguard Wellington Fund(4)	273,880	273,880	—
Mutual Funds—Domestic Equities	644,210	644,210	—
Mutual Funds—International Equities	68,083	68,083	—
Vanguard Retirement Savings Trust V(5)	590,552	—	590,552
AMETEK Stock Fund	916,102	916,102	—

Total Investments, at Fair Value	$3,338,194	$2,619,208	$718,986

	December 31, 2012
	Total	Level 1	Level 2
Vanguard Prime Money Market	$15,802	$15,802	$—
Fixed Income Securities(1)	378,150	378,150	—
Vanguard LifeStrategy Funds(2)	436,160	436,160	—
Vanguard Target Retirement Date Funds(2)	2,547	2,547	—
Vanguard Wellington Fund(4)	212,061	212,061	—
Mutual Funds—Domestic Equities	375,536	375,536	—
Mutual Funds—International Equities	46,056	46,056	—
Vanguard Retirement Savings Trust(5)	524,158	—	524,158
AMETEK Stock Fund	642,519	642,519	—

Total Investments, at Fair Value	$2,632,989	$2,108,831	$524,158

(1)	This category includes investments primarily in U.S. and international government and corporation bonds designed to minimize the adverse effects of interest rate fluctuations. There are currently no redemption restrictions on these investments.
(2)	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.
(3)	This category includes common/collective trusts sponsored and maintained by the Trustee, which invest in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These trusts share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.
(4)	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on these investments.
(5)	This category includes investments primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income. There are currently no redemption restrictions on these investments.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

Notes to Financial Statements

December 31, 2013

(Unaudited)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated June 10, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2010.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2013	2012
Assets available for benefits per the financial statements	$3,775,917	$3,064,667
Deemed distributions outstanding related to the current year	(5,097)	(11,779)
Deemed distributions outstanding related to the prior year	(11,779)	—
Adjustment from contract value to fair value for Common/Collective Trust	16,029	26,382

Assets available for benefits per Form 5500	$3,775,070	$3,079,270

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2013:

Total additions per the financial statements	$827,914
Add: Adjustment from contract value to fair value for Common/Collective Trust at December 31, 2013	16,029
Less: Adjustment from contract value to fair value for Common/Collective Trust at December 31, 2012	(26,382)

Total income per Form 5500	$817,561

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2013:

Deductions per the financial statements	$(116,664)
Less: Deemed distributions at December 31, 2013	(16,876)
Add: Deemed distributions at December 31, 2012	11,779

Total expenses per Form 5500	$(121,761)

7. Plan Amendments

Effective December 5, 2013, the Company will contribute to the Plan as follows:

•	Effective March 2, 2013, the Company’s contribution will be increased by $0.05 per hour to $0.80 per hour worked.
•	Effective March 2, 2014, the Company’s contribution will be increased by $0.05 per hour to $0.85 per hour worked.
•	Effective March 2, 2015, the Company’s contribution will be increased by $0.05 per hour to $0.90 per hour worked.
•	Effective March 2, 2016, the Company’s contribution will be increased by $0.025 per hour to $0.925 per hour worked.
•	Effective March 2, 2017, the Company’s contribution will be increased by $0.025 per hour to $0.95 per hour worked.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan

EIN 14–1682544 Plan #050

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(Unaudited)

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value
Vanguard Retirement Savings Trust V*	Common/Collective Trust	$590,552
Vanguard Target Retirement Income Trust II*	Common/Collective Trust	534
Vanguard Target Retirement 2010 Trust II*	Common/Collective Trust	2,765
Vanguard Target Retirement 2025 Trust II*	Common/Collective Trust	105,173
Vanguard Target Retirement 2035 Trust II*	Common/Collective Trust	8,229
Vanguard Target Retirement 2040 Trust II*	Common/Collective Trust	5,108
Vanguard Target Retirement 2055 Trust II*	Common/Collective Trust	3,441
Vanguard Target Retirement 2060 Trust II*	Common/Collective Trust	3,184
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	38,630
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	144,359
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	227,804
Vanguard 500 Index Fund*	Registered Investment Company	290,845
Vanguard Emerging Markets Stock Index Fund*	Registered Investment Company	4,976
Vanguard Prime Money Market Fund*	Registered Investment Company	4,932
Vanguard PRIMECAP Fund*	Registered Investment Company	112,936
Vanguard Small-Cap Index Fund*	Registered Investment Company	48,212
Vanguard Total Bond Market Index Fund*	Registered Investment Company	289,216
Vanguard Wellington Fund*	Registered Investment Company	273,880
Vanguard Windsor II Fund*	Registered Investment Company	69,453
BlackRock Inflation Protection Bond Fund*	Registered Investment Company	11,992
RidgeWorth Small Cap Value Equity Fund*	Registered Investment Company	91,894
Thornburg International Value Fund*	Registered Investment Company	63,107
Wells Fargo Advantage Discovery Fund*	Registered Investment Company	30,870

	Total investments	2,422,092

Notes Receivable from Participants*	Interest rates – 4.25%	271,797

		$2,693,889

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
(Name of Plan)

Date: June 18, 2014	By:	/s/ Robert R. Mandos, Jr.
Robert R. Mandos, Jr.
Member, Savings and Investment Committee